EXHIBIT 99.1

O2Micro Reports Third Quarter 2015 Financial Results

GEORGE TOWN, Grand Cayman, Nov. 4, 2015 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Company experienced strong design activity in solutions for backlighting, general lighting, and battery markets
  Expects revenue to be flat to down 7 percent sequentially in the fourth quarter of fiscal year 2015.

O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the third quarter of 2015, ending September 30, 2015.

Financial Highlights for the Third Quarter ending September 30, 2015:

O2Micro International Limited reported Q3 2015 revenue of $13.7 million. Revenue was down 7% sequentially and down 11% from the comparable year-ago quarter. The gross margin in the third quarter of 2015 was 52.0%. The gross margin was up from 49.6% in the prior quarter and up from 51.8% in the third quarter of 2014. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the third quarter of 2015, the company recorded total GAAP operating expenses of $10.5 million, compared to $10.2 million in the second quarter of 2015 and $11.5 million in the year-ago Q3 period. The respective GAAP operating margins for the third quarter of 2015, the second quarter of 2015, and third quarter of 2014 were (25.0%), (19.6%), and (23.0%).

GAAP net loss was $2.4 million in Q3 2015. This compares to a GAAP net loss of $2.7 million in the second quarter of 2015 and a GAAP net loss of $2.9 million in Q3 2014. GAAP net loss per fully diluted ADS was $0.09 in Q3 2015. This compares to a GAAP net loss per fully diluted ADS of $0.10 in Q2 2015 and a GAAP net loss per fully diluted ADS of $0.11 in Q3 2014.

Financial Highlights for the Nine Months ending September 30, 2015:

O2Micro International Limited reported revenue of $41.5 million for the nine months ending September 30, 2015. This was down 15.8% from $49.3 million in the comparable nine months of 2014. The gross margins were 50.5% and 51.6% during the corresponding periods of 2015 and 2014, respectively. GAAP operating expenses were $30.8 million and $35.2 million in the first nine months of 2015 and 2014, respectively. The respective GAAP operating margins for the comparable periods were (23.8%) and (19.8%). Pretax loss from operations was $7.5 million in the first nine months of 2015. This compares to a pretax loss from operations of $8.3 million in the first nine months of 2014. GAAP net loss was $8.3 million in the first nine months of 2015. This compares to a GAAP net loss of $9.0 million in the first nine months of 2014. The GAAP net loss per fully diluted ADS was $0.32 in the first nine months of 2015. This compares to a GAAP net loss per fully diluted ADS of $0.33 in the first nine months of 2014.

Supplementary Data:

The company ended the third quarter of 2015 with $55.0 million in unrestricted cash and short-term investments or $2.13 per outstanding ADS. The accounts receivable balance was $7.0 million and represented 48 days sales outstanding at the end of Q3 2015. Inventory was $9.2 million or 121 days and turned over 3.0 times during Q3 2015. As of September 30, 2015, the company had $63.9 million in working capital and the book value was $96.1 million, or $3.72 per outstanding ADS.

As of September 30, 2015, O2Micro International Limited counted 404 employees, including 214 engineers.

Management Commentary:

"Our third quarter results were in-line with the updated guidance that we provided in early October and reflect a difficult quarter in our target market segments," said Sterling Du, O2Micro's Chairman and CEO. "During this difficult period of revenue weakness, the Company will continue the cost saving programs and improve the operating efficiency to meet the challenges. As we control our expenses, we will continue our efforts to develop innovative technologies and products that we believe will produce our next generation of relevant, competitive products that will drive growth."

Conference Call: O2Micro will hold its third quarter conference call today, November 4, 2015, at 6:00 a.m. PST, 9:00 a.m. EST. You may participate using the following dial-in information.

In the US and CANADA:	800-505-9568, pass code #967965
INTERNATIONAL participants:	416-204-9271, pass code #967965

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #967965
INTERNATIONAL participants:	719-457-0820, pass code #967965

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 32,638 patent claims granted, and over 35,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings.

Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

NET SALES	$13,671	$15,384	$ 41,462	$ 49,261

COST OF SALES	6,556	7,408	20,509	23,828

GROSS PROFIT	7,115	7,976	20,953	25,433

Research and development (1)	4,709	5,499	13,006	16,329
Selling, general and administrative (1)	5,827	6,018	17,818	18,876
Total Operating Expenses	10,536	11,517	30,824	35,205

LOSS FROM OPERATIONS	(3,421)	(3,541)	(9,871)	(9,772)

NON-OPERATING INCOME
Interest income	139	255	575	791
Foreign exchange gain – net	834	201	691	174
Gain on sale of real estate	268	--	767	--
Other – net	105	394	355	493
Total Non-operating Income	1,346	850	2,388	1,458

LOSS BEFORE INCOME TAX	(2,075)	(2,691)	(7,483)	(8,314)

INCOME TAX EXPENSE	287	250	815	734

NET LOSS	(2,362)	(2,941)	(8,298)	(9,048)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(2,180)	(487)	(1,753)	(720)
Unrealized loss on available-for-sale securities	--	(255)	--	(232)
Unrealized pension gain	2	2	5	5
Total Other Comprehensive Loss	(2,178)	(740)	(1,748)	(947)

COMPREHENSIVE LOSS	$ (4,540)	$ (3,681)	$ (10,046)	$ (9,995)

BASIC AND DILUTED LOSS PER ADS	$ (0.09)	$ (0.11)	$ (0.32)	$ (0.33)

ADS UNITS USED IN LOSS PER ADS CALCULATION:
Basic (in thousands)	25,896	27,174	26,163	27,436
Diluted (in thousands)	25,896	27,174	26,163	27,436

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 76	$ 131	$ 246	$ 390
Selling, general and administrative	$ 374	$ 417	$ 1,202	$ 1,232

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2015	2014
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 43,261	$ 41,069
Restricted cash	30	164
Short-term investments	11,721	21,481
Accounts receivable – net	6,980	6,789
Inventories	9,214	8,642
Prepaid expenses and other current assets	1,218	1,308
Total Current Assets	72,424	79,453

LONG-TERM INVESTMENTS	14,257	14,754

PROPERTY AND EQUIPMENT – NET	15,683	19,363

OTHER ASSETS	2,692	3,168

TOTAL ASSETS	$ 105,056	$ 116,738

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 3,539	$ 2,131
Income tax payable	749	650
Accrued expenses and other current liabilities	4,188	6,049
Total Current Liabilities	8,476	8,830

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	270	293
Other liabilities	184	349
Total Other Long-Term Liabilities	454	642

Total Liabilities	8,930	9,472

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares
Outstanding –1,291,845,550 and 1,327,260,450 shares as of September 30, 2015 and December 31, 2014, respectively	33	33
Additional paid-in capital	141,470	141,229
Accumulated deficits	(25,589)	(17,291)
Accumulated other comprehensive income	5,020	6,768
Treasury stock – 368,941,050 and 333,526,150 shares as of September 30, 2015 and December 31, 2014, respectively	(24,808)	(23,473)
Total Shareholders' Equity	96,126	107,266

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 105,056	$ 116,738
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com